Filed Pursuant to Rule 433
Registration No. 333-158663
December 2, 2009
Investors May Contact:
Kevin Stitt, Bank of America, 1.704.386.5667
Lee McEntire, Bank of America, 1.704.388.6780
Reporters May Contact:
Robert Stickler, Bank of America, 1.704.386.8465
robert.stickler@bankofamerica.com
Bank of America to Repay Entire $45 Billion in TARP to U.S. Taxpayers
Company to Increase Capital, Enhancing Tier 1 Common Capital Ratio
CHARLOTTE — Bank of America today announced that it will repay U.S. taxpayers their entire $45 billion investment provided under the Troubled Asset Relief Program (TARP). The repayment will be made after the completion of a securities offering (see below).
To date, Bank of America has paid $2.54 billion in dividends to the U.S. Treasury on the TARP investment. Repaying TARP will save the company approximately $3.6 billion in annual dividend costs from the TARP investment.
“We appreciate the critical role that the U.S. government played last fall in helping to stabilize financial markets, and we are pleased to be able to fully repay the investment, with interest,” said Kenneth D. Lewis, chief executive officer and president. “As America’s largest bank, we have a responsibility to make good on the taxpayers’ investment, and our record shows that we have been able to fulfill that commitment while continuing to lend. We believe that this is good news, not only for the U.S. taxpayer and our company, but for the country as it is a milestone indicating that public policy has succeeded in helping our industry and the economy begin to recover.
“Adding TARP to our capital has allowed Bank of America to continue to support the economy. In the 12 months since the government first made its investment in Bank of America, our company originated $760 billion in new credit, or approximately $3 billion per business day,” Lewis added. “Importantly, this includes our leadership role in financing home ownership, helping more than 1.54 million customers purchase a new home or refinance their existing mortgages and another 423,000 homeowners modify their loans to avoid foreclosure.”
So far this year, Bank of America has extended more than $12 billion in credit to small-business customers and assisted more than 49,000 small business card clients in improving their cash flows by modifying their payment structures.
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The repayment of TARP is the latest in a series of actions taken to reduce Bank of America’s reliance on government assistance. Other actions include:
•	Paying the U.S. government $425 million to terminate a term sheet that would have guaranteed up to $118 billion in assets, if a final agreement had been reached.

•	Opting out of the Temporary Liquidity Guarantee Program (TLGP) in September.

•	Exiting the Term Auction Facility (TAF) in the summer of 2009.

•	Eliminating borrowings from the Federal Reserve’s Term Securities Lending Facility (TSLF) and Primary Dealer Credit Facility (PDCF).

•	Announcing plans to exit the Transaction Account Guarantee Program (TAGP) effective Jan. 1, 2010.

•	Increasing Tier 1 Common capital by approximately $40 billion in the second quarter of 2009.

•	Issuing more than $10 billion in non-government-backed debt in the public markets in 2009.
Under terms of the authorization from the U.S. Treasury and banking regulators to repay the $45 billion investment made under TARP, Bank of America will repurchase all 600,000 shares of the company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series N; all 400,000 shares of the company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series Q; and all 800,000 shares of the company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series R. The shares were issued to the U.S. Treasury as part of TARP. Bank of America is not exercising its right to repurchase the related warrants at this time.
Bank of America plans to repay the $45 billion in TARP funds using $26.2 billion in excess liquidity and $18.8 billion in proceeds from the sale of “common equivalent securities.” The $18.8 billion issuance of “common equivalent securities” would be treated as Tier 1 Common capital. Shareholders would be asked at a special meeting to be held within 105 days of issuance to approve an increase in the authorized shares outstanding in order to allow the “common equivalent securities” to be converted into common stock. The “common equivalent securities” carry warrants to buy a total of 60 million shares of common stock at $0.01 per share and other benefits if shareholders do not approve an increase in authorized common shares.
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In addition, Bank of America agreed to increase equity by $4 billion through asset sales to be approved by the Board of Governors of the Federal Reserve and contracted for by June 30, 2010. To the extent those asset sales are not completed by the end of 2010, the company agreed it would raise a commensurate amount of common equity.
Bank of America also agreed to raise up to approximately $1.7 billion through the issuance of restricted stock in lieu of a portion of incentive cash compensation to certain Bank of America associates as part of their normal year-end incentive payments. Year-end incentive payments are dependent on the performance of the company, business units and individuals and have not yet been determined. This initiative also aligns associate interests with the company’s performance.
After the TARP repayment and these initiatives, the company’s Tier 1 Capital ratio would be 11.0 percent, pro forma based on the September 30, 2009 ratio of 12.5 percent. The Tier 1 Common capital ratio would be 8.5 percent, pro forma based on the September 30, 2009 ratio of 7.3 percent. The company will continue to have strong liquidity.
Repurchase of TARP preferred stock is expected to reduce income available to common shareholders in the fourth quarter by $4.1 billion, as the book value of the preferred is less than the amount paid.
Bank of America
Bank of America is one of the world’s largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 53 million consumer and small business relationships with 6,000 retail banking offices, more than 18,000 ATMs and award-winning online banking with more than 29 million active users. Bank of America is among the world’s leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.
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Forward-Looking Statements
Bank of America and its management may make certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent Bank of America’s current expectations, plans or forecasts relating to the offering of “common equivalent securities,” the calling of a special shareholders’ meeting to approve an increase in authorized common shares, the level of preferred dividends, and pro forma capital ratios, the closing of the Columbia Management and First Republic sales, the possible sales of additional assets and other similar matters. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and are often beyond Bank of America’s control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.
The Company has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (866) 500-5408.
www.bankofamerica.com
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